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                               October 5, 2021

       Suying Liu, Ph.D.
       Chief Executive Officer
       Mountain Crest Acquisition Corp II
       311 West 43rd Street
       12th Floor
       New York, NY 10036

                                                        Re: Mountain Crest
Acquisition Corp II
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed October 4,
2021
                                                            File No. 333-255493

       Dear Dr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Material U.S. Federal Tax Consequences
       Material U.S. Federal Income Tax Considerations of the Business Combination for BTX
       Stockholders, page 118

   1.                                                   Refer to prior comment
1. Please explain why counsel cannot give a "will" opinion with respect to whether the
Business Combination qualifies for U.S. federal income tax
                                                        purposes as a
reorganization    within the meaning of the IRC. If counsel intends to
                                                        provide a "should"
opinion, please (1) revise the disclosure to describe the degree of uncertainty and explain
the facts or circumstances giving rise thereto and (2) add risk factor and/or other
appropriate disclosure setting forth the risks of uncertain tax treatment
 Suying Liu, Ph.D.
Mountain Crest Acquisition Corp II
October 5, 2021
Page 2
      to investors. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.
       You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Lauren Hamill at 303-844-1008 or Christopher Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameSuying Liu, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameMountain Crest Acquisition Corp II
                                                            Office of Life
Sciences
October 5, 2021 Page 2
cc:       Andrei Sirabionian, Esq.
FirstName LastName